# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAIA BIOTECHNOLOGY, INC., CIK 0001878313
CUSIP: 552641102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 444 West Lake Street, Suite 1700, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-23-037957
Filed by CIK 0001913228

## Reporting persons
- Sergei M. Gryaznov: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,140,115; shared voting power 0; sole dispositive power 1,140,115; shared dispositive power 0; aggregate amount beneficially owned 1,140,115 (4.08% of the class)
  Comment: (1) Consists of 1,140,115 shares including: (i) 44,511 shares of common stock and (ii) 1,095,604 shares of common stock issuable upon the exercise of stock options.

## Item 1. Issuer
Name of issuer: MAIA BIOTECHNOLOGY, INC.
Address of issuer's principal executive offices: 444 West Lake Street, Suite 1700, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing: Sergei M. Gryaznov
Address of principal business office or, if none, residence: 444 West Lake Street, Suite 1700, Chicago, IL 60606
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,140,115 shares including: (i) 44,511 shares of common stock and (ii) 1,095,604 shares of common stock issuable upon the exercise of stock options.
Percent of class:
4.08%

The foregoing percentage is based on 26,824,681 shares of common stock of the issuer issued and outstanding on February 13, 2025, plus 1,095,604 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 13, 2025.
Sole power to vote or to direct the vote: 1,140,115 shares including: (i) 44,511 shares of common stock and (ii) 1,095,604 shares of common stock issuable upon the exercise of stock options.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,140,115 shares including: (i) 44,511 shares of common stock and (ii) 1,095,604 shares of common stock issuable upon the exercise of stock options.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sergei M. Gryaznov: /s/ Sergei M. Gryaznov, Sergei M. Gryaznov (02/14/2025)